FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated July 15, 2021
2	Investor Presentation

Item 1

Santander to acquire Amherst Pierpont,

a leading U.S. fixed-income broker dealer

•	Highly complementary acquisition, transforming Santander’s Corporate & Investment Banking structuring and distribution capabilities in fixed income capital markets and securitized products.

Madrid/Boston, 15 July 2021 - PRESS RELEASE

Banco Santander today announced that Santander Holdings USA, the bank’s US holding company, has reached an agreement to acquire Amherst Pierpont Securities, a market-leading independent fixed-income broker dealer, through the acquisition of its parent holding company, Pierpont Capital Holdings LLC, for a total consideration of approximately $600 million (c.€500 million). Amherst Pierpont will become part of Santander Corporate & Investment Banking (Santander CIB) global business line.

Amherst Pierpont is a leading independent broker-dealer based in the US, with a premier fixed-income and structured product franchise. It was designated a primary dealer of U.S. Treasuries by the Federal Reserve Bank of New York in 2019 and is currently one of only three non-banks to hold that designation. Amherst Pierpont has approximately 230 employees serving more than 1,300 active institutional clients from its headquarters in New York and offices in Chicago, San Francisco, Austin, other US locations and Hong Kong.

Completion of the acquisition significantly enhances Santander CIB’s infrastructure and capabilities in market making of US fixed income capital markets, provides a platform for self-clearing of fixed income securities for the group globally, grows its institutional client footprint, and expands its structuring and advisory capabilities for asset originators in the real estate and specialty finance markets. The combined platform will also have strong capabilities in corporate debt and securities finance across the US and emerging markets. The acquisition creates a comprehensive suite of fixed income and debt products and services that will drive deeper and more valuable relationships across its respective client bases.

Ana Botín, Santander Group executive chairman, said: “This acquisition is consistent with our customer focused strategy and our commitment to profitable growth in the USA. It complements our product offerings and capabilities, allowing us to strengthen our relationships with our corporate and institutional clients. The Amherst Pierpont team bring a successful track record and experience in delivering value for their clients. We look forward to incorporating their many strengths into our very successful and growing CIB organization.”

Joe Walsh, Amherst Pierpont chief executive officer, said: “Santander Group is one of the world’s most respected financial institutions and an ideal partner for our growing franchise. With Santander’s global reach we will be able to significantly expand our product offering, grow our client base and increase the level of service we can provide to our clients. We are pleased to achieve this important milestone for our platform and look forward to working with the Santander CIB team to deliver the full potential of this combination.”

Amherst Pierpont has generated attractive returns, with an average return on equity (RoE) of c.15% since 2016. In 2020 it generated a RoE of 28% and an estimated return on risk weighted assets of 3%.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

The acquisition of Amherst Pierpont is expected to be c.1% accretive to group earnings per share and generate a return on invested capital of c.11% by year 3 (post-synergies), with a -9 basis point impact on group capital at closing. As of 31 March 2021, the group’s CET1 capital ratio was above its target range of 11-12%.

The transaction is expected to close by the end of the first quarter of 2022, subject to regulatory approvals and customary closing conditions.

Wachtell, Lipton, Rosen & Katz and WilmerHale served as legal advisors to Santander in connection with the transaction. Barclays served as financial advisor to Amherst Pierpont, and Shearman & Sterling as legal advisor.

Analyst call

A presentation to analysts regarding the acquisition will take place today, Thursday 15 July 2021, through a conference call at 19.00 CEST/13.00 ET.

To follow the presentation, please register using the following link: https://cossprereg.btci.com/prereg/key.process?key=PC4UAWJNM

Once registered, the telephone number for the conference call and passcode will be provided.

The document to be used at the presentation to analysts will be made public shortly via its notification to the CNMV and publication on Santander’s corporate website www.santander.com.

Media contacts

For Banco Santander:

+34 91 289 5211

comunicacion@gruposantander.com

For Santander US:

+1 214 801 6455

MediaRelations@santander.us

For Amherst Pierpont:

Tom Johnson / Dan Scorpio

+1 212 371 5999

tbj@abmac.com / dps@abmac.com

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in the Europe, North America and South America regions, and is one of the largest banks in the world by market capitalization. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of the first quarter of 2021, Banco Santander had €1.1 trillion in total funds, 149 million customers, of which 23.4 million are loyal and 44.2 million are digital, 10,800 branches and 190,000 employees.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Santander Holdings USA, Inc. (SHUSA) is a wholly-owned subsidiary of Madrid-based Banco Santander, S.A. As the intermediate holding company for Santander's US businesses, SHUSA is the parent organization of five financial companies with more than 15,000 employees, 5 million customers, and $150 billion in assets as of December 2020. These includeSantander Bank, N.A., Santander Consumer USA Holdings Inc. (NYSE: SC), Banco Santander International, Santander Securities LLC, Santander Investment Securities Inc., and several other subsidiaries. Santander US is recognized as a top 10 auto lender, a top 10 multifamily lender, and a top 20 commercial real estate lender, and has a growing wealth management business with more than $50 billion in assets under management.

Santander Corporate & Investment Banking (Santander CIB) is Santander’s global division that supports corporate and institutional clients, offering tailored services and value-added wholesale products suited to their complexity and sophistication, as well as to responsible banking standards that contribute to the progress of society.

Amherst Pierpont is a market-leading independent broker dealer providing institutional and middle-market clients with access to a premier fixed-income capital markets franchise. Our experienced team of professionals delivers actionable trade ideas and customized solutions to our institutional client base. Much of the value-added service we provide is driven by our state-of-the-art data and analytics platform and our focus on market strategy, both of which are designed to identify relative value and quantify risk reward in the fixed income markets. Amherst Pierpont is headquartered in New York City with offices across the United States. Amherst Pierpont is a self-clearing member of the Fixed Income Clearing Corporation and also a member of FINRA and SIPC. For further information about Amherst Pierpont, see https://apsec.com.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Item 2

1 July 2021 Acquisition of Amherst Pierpont

2 Disclaimer Santander advises that this presentation contains “forward - looking statements” as per the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “ RoRAC ”, “ RoRWA ”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy . However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations . The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward - looking statements : (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment ; higher volatility in the capital markets ; inflation or deflation ; changes in demographics, consumer spending, investment or saving habits ; and the effects of the COVID - 19 pandemic in the global economy) ; (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices) ; (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk ; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis ; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters ; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries . 3 Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date . Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise . IMPORTANT INFORMATION Forward - looking statements The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . No offer Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period . Nothing in this presentation should be taken as a profit forecast . Historical performance is not indicative of future results In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy . Third Party Information

3 Delivering disciplined and consistent capital allocation…

4 A clear capital redeployment roadmap Reinvesting for profitable growth Santander Mexico SCUSA Amherst Pierpont Strategic investments Target shareholder remuneration: 40% - 50% of underlying profit (1) …with a clear redeployment roadmap (1) Subject to the board and, if applicable, the general shareholders' meeting adopting the pertinent resolutions regarding share hol der remuneration and dividend payment policy

5 Proposed transaction ▪ Santander Holdings USA to acquire 100% of Pierpont Capital Holdings LLC (“PCH”), parent company of Amherst Pierpont Securities (“APS”), a leading independent fixed - income broker dealer based in New York, for a total consideration of c.$600 million (c.€500 million) ▪ The transaction is an outstanding opportunity to transform SCIB’s (1) global franchise as it enhances its infrastructure and capabilities in US fixed income capital markets, bringing a management team with a strong track record, providing a platform for self - clearing USD fixed income securities globally, and growing our institutional client footprint in the US ▪ APS is a market leader in securitized products, including agency and non - agency residential mortgages securities, commercial mortgage securities and asset - backed securities, and is an active market maker in both the primary and secondary rates and credit markets. ▪ APS has a premier fixed - income and diversified structured products franchise with 230 highly experienced employees serving over 1,300 active institutional clients ▪ APS was designated a primary dealer of U.S. Treasuries by the Federal Reserve Bank of New York in 2019 and is currently the only non - rated, non - bank to hold that designation. These capabilities will strengthen Santander’s CIB unique value proposition with European and LatAm clients ▪ APS has reported an average c.22% pre - tax margin (2)(3) , and average c.15% ROE since 2016 (28% in 2020), and an estimated c.3% RoRWA in 2020 ▪ The transaction, estimated to close by the end of 1Q22, is expected to be c.1 % EPS accretive for Santander Group (4) , and to have a - 9 bps impact on CET1 and 11% ROIC (4) (1) Santander Corporate & Investment Banking. (2) Pre - Tax Margin defined as Pre - Tax Profit/Revenues. (3) Company and financial data refer to Amherst Pierpont Securities. (4) Year 3, post synergies.

APS: Leading US independent broker dealer

Overview of APS(1)

- Differentiated fixed income broker dealer with self-clearing capabilities and Primary Dealer designation
- Highly experienced management team with strong track record driving client growth
- Strong distribution platform with 1,300 active institutional accounts, of which c. 17% are middle-market accounts
- Solid risk culture
- Liquid balance sheet ($14.3bn, 1Q21) with 94% of assets being FICC eligible and agency CMOs

Revenues in FY2020(1)

c60% of its revenues from its ***structured products*** *unit…*



11%
11%
21%
58%
Structured Products
Rates
Credit
Securities finance

Selected company & financial data(1)

Total equity *1Q'21*	**$394mn**
RoE *Average last 5 years*	**c.15%**
Pre-tax margin *Average last 5 years*	**c. 22%**
Employees *Across 8 locations in the US.* *Half in its New York headquarters*	**230**
Active institutional clients *From offices in New York, Chicago, San Francisco, Austin, Hong Kong and other US locations*	**c. 1,300**

Santander

(1) Selected company and financial data corresponds to Amherst Pierpont Securities.

6

7 Unique business opportunity: ▪ Only non - rated, non - bank that is a Primary Dealer for US Treasury auctions that will strengthen our value proposition with Santander’s European and LatAm clients ▪ Self - clearing capabilities will allow Santander to internally clear USD denominated fixed income securities for the whole Group ▪ Grows CIB’s institutional client footprint in US to the middle market where APS has strong presence ▪ US CIB business less balance sheet dependent with c.65% of APS revenue driven by non - interest income (1) ▪ Limited product and client overlap with current Santander US CIB operations reduces integration risk ▪ Significant potential revenue synergies from serving our diversified products to respective client bases ▪ Experienced management team with strong track record of growing clients and revenues Highly complementary acquisition that will transform SCIB’s global franchise by strengthening our structuring and distribution capabilities in US fixed income capital markets and securitized products Rationale for the transaction (1) Average of the last years.

T hank you

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 15, 2021	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance